UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 1, 2025 (October 1, 2025)

Mountain Lake Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-42436	98-1796213
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

930 Tahoe Blvd STE 802 PMB 45 Incline Village, NV 89451	89451
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (775) 204-1489

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, par value $0.0001 per share, and one Right entitling the holder to receive one-tenth of an Class A Ordinary Share	MLACU	The Nasdaq Stock Market LLC
Class A Ordinary Shares	MLAC	The Nasdaq Stock Market LLC
Rights	MLACR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01. Regulation FD Disclosure

On October 1, 2025, Mountain Lake Acquisition Corp., a Cayman Islands exempt company (“Mountain Lake” or “SPAC”), and Avalanche Treasury Corporation, a Delaware corporation (“Pubco”), issued a press release announcing that they had entered into a Business Combination Agreement (the “Business Combination Agreement”), dated as of October 1, 2025, with Avalanche SPAC Merger Sub LLC, a Delaware limited liability company (“SPAC Merger Sub”), Avalanche Company Merger Sub LLC, a Delaware limited liability company (the “Company Merger Sub”), Avalanche Treasury Company LLC, a Delaware limited liability company (“Newco”), and Dragonfly Digital Management, LLC, a Delaware limited liability company (the “Seller”). A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Pursuant to the Business Combination Agreement, and subject to the terms and conditions set forth therein, (a) prior to closing, Mountain Lake shall effectuate a domestication and transfer by way of continuation to, and become, a Delaware corporation (“Domestication”); (b) at least two (2) hours after the Domestication, the SPAC Merger Sub will merge with and into SPAC, with SPAC continuing as the surviving company and a wholly-owned subsidiary of Pubco (the “SPAC Merger”), and with SPAC shareholders receiving one share of Pubco Class A stock for each SPAC Class A ordinary share held by such shareholder and with each holder of SPAC rights receiving one share of Pubco Class A stock in exchange for every ten (10) SPAC rights held by such holder and (c) Company Merger Sub will merge with and into Newco, with Newco continuing as the surviving company and a wholly-owned subsidiary of Pubco (“Newco Merger”), and with members of Newco (“Newco Member”) receiving Pubco common stock (and, in the case of Seller, certain other consideration) for each Newco unit (the “Newco Unit”) held by such Newco Member, and upon the consummation of the SPAC Merger and Newco Merger, Pubco will become a publicly traded company.

Avalanche (BVI), Inc. (“Avalanche BVI”), Avalanche Cayman (together with Avalanche BVI, the “Foundation”), the Seller, Newco and Pubco have entered into a contribution agreement (the “Contribution Agreement”), pursuant to which, on the date hereof: (a) the Foundation sold 7,317,965.61 Avax to Newco, all upon the terms and subject to the conditions set forth in that certain Token Sale Agreement by and between Newco, Pubco and the Foundation dated as of the date hereof; and (b) Seller contributed directly and/or indirectly through Dragonfly Ventures L.P., Dragonfly Ventures II, L.P., and other Seller controlled vehicles 1,960,040 Avax to the Company, all upon the terms and subject to the conditions set forth therein.

Contemporaneously with the execution of the Business Combination Agreement, certain investors (the “LLC Equity PIPE Investors”) have agreed to make a private investment in Newco by purchasing Newco Units (the “Newco Units”) payable in cash (in the aggregate of approximately $119 million), unlocked AVAX (in the aggerated of approximately $116 million) or locked AVAX (in the aggregate of approximately $69 million) (the “Private Placement”, and together with the Business Combination, the “Proposed Transactions”), pursuant to subscription agreements entered into with Mountain Lake, Pubco and Newco. The number of Newco Units to be issued in exchange for AVAX will equal the volume-weighted average price (calculated by dividing the sum of the products of each trade’s price and volume by the total volume of all trades during the specified period) of AVAX denominated in USD as calculated from all executed trades on Binance Holdings Ltd (or its successor primary spot exchange) over the five-day period ending at 8:00 p.m. New York City time on September 29, 2025 (the “Signing AVAX Price”), multiplied by the number of AVAX contributed by such investor, and then divided by $10.00.

Simultaneously with the execution of the BCA, Pubco, Mountain Lake and Mountain Lake Acquisition Sponsor LLC, a Delaware limited liability company (the “Sponsor”), also entered into a Sponsor Support Agreement pursuant to which the Sponsor, among other things, agreed to vote its Class A ordinary shares and Class B ordinary shares in favor of the adoption and approval of the Business Combination Agreement and the transactions contemplated thereby.

Attached as Exhibit 99.2 and incorporated into this Item 7.01 by reference herein is the investor presentation for the Private Placement, which investor presentation will be used by Mountain Lake, Pubco and Newco with respect to the Proposed Transactions.

The information in this Item 7.01, including Exhibits 99.1 and 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Mountain Lake under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any of the information in this Item 7.01, including Exhibits 99.1 or 99.2.

Additional Information and Where to Find It

Pubco and Newco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of Mountain Lake and a prospectus (the “Proxy Statement/Prospectus”) in connection with the Proposed Transactions. The definitive proxy statement and other relevant documents will be mailed to shareholders of Mountain Lake as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. Mountain Lake and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This Current Report on Form 8-K (this “Report”) does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF MOUNTAIN LAKE AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH MOUNTAIN LAKE’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT MOUNTAIN LAKE, NEWCO, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by Mountain Lake and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Mountain Lake Acquisition Corp., 930 Tahoe Blvd STE 802 PMB 45, Incline Village, NV 89451; phone number: (775) 204-1489.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Newco Units to be issued have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

Mountain Lake, Pubco, Newco and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from Mountain Lake’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of Mountain Lake’s securities are, or will be, contained in Mountain Lake’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Mountain Lake’s shareholders in connection with the Business Combination, including the names and interests of Newco and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by Pubco and Newco with the SEC. Investors and security holders may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

The information contained in this Report is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of Mountain Lake, Newco or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This Report contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the parties and the Proposed Transactions, including, expectations, hopes, beliefs, intentions, plans, prospects, financial results, strategies and other statements relating to Mountain Lake, Pubco, Newco and the Proposed Transactions and statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions, the assets held by Newco, the price and volatility of AVAX, AVAX’s growing prominence as a digital asset and as the foundation of a new monetary system, AVAX’s ability to hedge inflation and economic uncertainty, Pubco’s listing on an applicable securities exchange, the economic conditions surrounding AVAX, Pubco’s planned business strategy including Pubco’s ability to grow its shareholders’ ownership of AVAX over time, generate AVAX yield, partner with AVAX technology companies and produce and provide AVAX-related advisory and other services, Pubco’s ability to catalyze the fusion of AVAX into finance and capital markets, Pubco’s ability to access legacy AVAX investors, any projected outcomes or expectations of crypto treasury strategies or businesses, expectations of AVAX to perform as a superior treasury asset, Pubco’s plans and use of proceeds, objectives of management for future operations of Pubco, pro forma ownership of Pubco, the upside potential and opportunity for investors relating to participation in the Private Placement or any future securities resulting from any Proposed Transactions, any pro forma values associated with any Proposed Transactions or with Pubco, any proposed transaction structures and offering terms, plans and expectations for AVAX adoption, value creation, investor benefits and strategic advantages, market size and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, any expected benefits, future scaling and efficiency upgrades associated with AVAX and any expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Report, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of Mountain Lake’s securities; the risk that the Business Combination may not be completed by Mountain Lake’s business combination deadline; the failure by the parties to the Business Combination Agreement to satisfy the conditions to the consummation of the Business Combination, including the approval of Mountain Lake’s shareholders, or any of the Private Placement; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of Mountain Lake’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Pubco Class A stock; the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination; the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of AVAX; the risk that Pubco’s stock price will be highly correlated to the price of AVAX and the price of AVAX may decrease at any time after the closing of the Proposed Transactions; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding AVAX; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Business Combination, Pubco experiences difficulties managing its growth and expanding operations; challenges in implementing Pubco’s business plan, including AVAX-related advisory services and other AVAX-related services, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against Newco, Mountain Lake, Pubco or others following announcement of the Business Combination; and those risk factors discussed in documents of Pubco, Newco, or Mountain Lake filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of Mountain Lake dated as of December 12, 2024 and filed by Mountain Lake with the SEC on December 13, 2024, Mountain Lake’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q on file, and to be filed, with the SEC and the Proxy Statement/Prospectus that will be filed by Pubco and Newco, and other documents filed by Mountain Lake and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that none of Mountain Lake, Pubco or Newco presently know or that none of Mountain Lake, Pubco or Newco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of Mountain Lake, Pubco or Newco assumes any obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Mountain Lake, Pubco or Newco gives any assurance that any of Mountain Lake, Newco or Pubco will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by Mountain Lake, Pubco or Newco or any other person that the events or circumstances described in such statement are material.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release
99.2	Form of Investor Presentation.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 1, 2025

Mountain Lake Acquisition Corp.

By:	/s/ Paul Grinberg
Name:	Paul Grinberg
Title:	Chief Executive Officer and Chairman of the Board